22003678

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67829

SEC Mail Processing Section
MAR 01 2022
Washington DC
413

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alt Fund Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

140 E. 45th Street, Suite 15B
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Meehan	646-757-8062	kmeehan@altfunddistributors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Boulevard, Suite 2250 Chicago, Illinois 60604
(Address) (City) (State) (Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kevin Meehan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alt Fund Distributors LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

YUTA NISHIDE
Notary Public - State of New York
NO. 01NI6422576
Qualified in New York County
My Commission Expires Sep 27, 2025

Signature: K Meehan

Title: FINOP

Yuta Nishide

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Alt Fund Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alt Fund Distributors, LLC (the Company) as of December 31, 2021, and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Alt Fund Distributors, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Alt Fund Distributors, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alt Fund Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Alt Fund Distributors, LLC's auditor since 2019.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 16, 2022

ALT FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2021

Assets	
Cash	$ 1,190,362
Accounts Receivable	204,843
Accounts Receivable-Related Party	1,350,040
Prepaid Expense	34,380
Total Assets	$ 2,779,625
Liabilities and Member's Equity	
Accounts Payable	$ 1,036,423
Accounts Payable- Related Party	1,023,047
Total Liabilities	$ 2,059,470
Member's Equity	720,155
Total Liabilities & Member's Equity	$ 2,779,625

See accompanying notes to the financial statement.

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENT

December 31, 2021

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Alt Fund Distributors, LLC (the "Company") is a Colorado limited liability company that was established primarily to distribute the Catalyst Funds (the "Fund"), registered under the Investment Company Act of 1940. The Company, formerly named Catalyst Mutual Fund Distributors, LLC and Ascent Real Estate Securities, LLC, was formed on December 18, 2007, and commenced operations on June 3, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers effective in 2018. As the distributor of mutual funds, the Company earns commissions and mutual fund service fees on mutual fund sales.

The Company recognizes commissions, fees, and related expenses in accordance with terms of the underlying agreements as securities transactions occur. Revenues are recorded as they are earned.

The Company enters into arrangements with investment advisors and distributors of funds to perform marketing services to potential investors. The Company may receive commissions and distribution fees paid by the investment advisors, the funds up front, upon the investor's exit from the funds (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that the performance obligation is determined upon the sale of the funds to investors and as such is fulfilled on the trade date. These are considered variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Commission and distribution fees recognized in the current period are primarily related to performance obligations that may have been satisfied in prior periods.

As customary in the mutual fund distribution industry, the Company's gross revenues are subject to a deduction in arriving at reported revenues. When the Company recognizes revenue from commissions on the sale of mutual funds, an estimate of the provision for chargebacks is recorded reducing commission revenues and account receivables. A chargeback represents commission revenue to be returned to the customer in the event mutual funds sold are redeemed within 90 days of the initial sale.

This provision is estimated based on historical payment experience, mix of mutual funds being sold, market performance of the funds, and their historical relationship to revenues.

In the normal course of business, the Company acts as an intermediary or agent with respect to certain payments received from third parties. An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified goods or services to be provided by the other party. An entity's fee or commission might be the net amount of consideration that the entity retains after paying the other party the consideration received in exchange for the goods or services to be provided by that party transaction or acting as an "agent" in the transaction. For those transactions which the Company is considered as acting as an "agent", revenues are recorded on a net basis.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Costs to Fulfill a Contract with Customers

From time to time, the Company may record as an asset certain costs incurred to fulfill contracts with its investment advisor customers, such as sales commissions paid to licensed representatives for obtaining investments in mutual funds. These costs are amortized to expense over a period of one month that the services are expected to be provided to the investment advisor customer. The Company has elected to use practical expedient and recognize the incremental cost to fulfill a contract as an expense when incurred since the amortization of the period would have been recognized as expense over a period of time over less than one year. At December 31, 2021, there was no asset related to cost to fulfill a contract with customers.

Financial Instruments- Credit Losses

In June 2016, the FASB issued ASU No. 2016-13. *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13).* The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of the assets measured either collectively or individually to include historical

experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 replaced the existing incurred credit loss model with the current expected credit losses model. Management determined ASU 2016-13 did not have a material impact on the Company's Financial Statement.

Income Taxes

The Company is a limited liability company with all taxable income or loss recorded in the taxable income or loss of, MFund Distributors LLC, its sole member. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2018. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2021.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement during the reporting period. Actual results could differ from those estimates.

NOTE 2 – FAIR VALUE MEASUREMENT AND DISCLOSURES

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company held no assets or liabilities requiring disclosure under FASB ASC 820 at December 31, 2021.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2021, the Company had net capital and net capital requirements of $670,674 and $137,298, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.07 to 1 or 307%.

NOTE 4 - CONCENTRATIONS AND RISK

As of December 31, 2021, the amounts due from Catalyst Capital Advisors LLC and Rational Advisors Inc. were approximately $813,740 and $536,300, and represented approximately 60% and 40%, respectively, of Accounts Receivable-Related Party on the Statement of Financial Condition. The Company maintains a checking account in a financial institution. Accounts at the bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. The Company's cash balance as of December 31, 2021, exceeded the balance insured by FDIC by $840,345. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash.

ALT FUND DISTRIBUTORS LLC

NOTES TO THE FINANCIAL STATEMENT

December 31, 2021

NOTE 5 - RELATED PARTIES

The Company is the distributor of related party mutual funds and earns commissions for sales. The Company provides marketing services for related party advisors. As of December 31, 2021, the Company had accounts receivable of $1,350,040 from their related party affiliates. The commission receivable is derived from mutual fund sales and is considered allowable for net capital purposes and is listed as Accounts Receivable-Related Party on the Statement of Financial Condition. The Company has a services and expense agreement with a related limited liability company, which includes compensation and benefits expense, rent, and general administrative expenses. As of December 31, 2021, the Company had accounts payable of $1,023,047 to their related limited liability company.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 16, 2022, the date the financial statement was available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.